OSG	Overseas Shipholding Group Inc.

_____________________________________________________________________________

666 Third Avenue New York, NY 10017	Tel: 212 953 4100 Fax: 212 251 1832	www.osg.com

July 24, 2006

Ms. Linda Cvrkel, Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street N.E.
Washington, DC 20549

RE:	Overseas Shipholding Group, Inc. Form 10-K for the Year Ended December 31, 2005 File No. 1-6479

Dear Ms. Cvrkel:

We have reviewed your letter to us of June 1, 2006 setting forth staff comments on the Overseas Shipholding Group, Inc. ("OSG" or the "Company") Form 10-K for the year ended December 31, 2005 and have received additional feedback from you. Based on our review and additional feedback from you, we wish to supplement certain of our July 17, 2006 responses to the staff's comments:

Form 10-K for the year ended December 31, 2005

Risk Factors
OSG's vessels call on ports located in countries that are subject to restrictions....page 37

SEC Comment

1.

We note your response to comment 3 in our letter dated April 13, 2006. Please confirm to us, if true, that you do not participate in the management of any of your foreign subsidiaries that own vessels that have called or call upon Iranian ports.

OSG Response

No supplemental response.

SEC Comment

2.

With respect to the vessels you have contributed to pools, it is not clear to us from your response whether you maintain ownership of those vessels, or the vessels are owned by one or more of your foreign subsidiaries. If you maintain ownership of the vessels, it would appear to us that you maintain managerial responsibility for the vessels, and have simply delegated that responsibility to the pool operators, pursuant to a contractual arrangement. If you own the vessels, please address for us the issue of whether such delegation of managerial responsibility pursuant to a contractual arrangement under the terms of which your vessels may call on Iranian ports is consistent with the requirement under the OFAC Iran sanctions that U.S. persons not participate in transactions with Iran. If the vessels are owned by one or more of your foreign subsidiaries, please confirm to us, if true, that you do not participate in the management of those foreign subsidiaries.

OSG Response

No supplemental response.

Item 6. Selected Financial Data, page 41

SEC Comment

3.

We note from your response to our prior comments 6 and 10 that you believe your current presentation of time charter equivalent revenues in the table of selected financial data is appropriate. As explained below, our current position is that time charter equivalent revenue should not be presented on the face of the financial statements and should be included in an "other data" section at the bottom of the table of selected financial data. Also, a reconciliation of this measure to the appropriate GAAP measure should be included in a footnote reference. Please revise your selected financial data for all periods presented accordingly.

OSG Response

We will comply with your request in all future filings that include a table of selected financial data, beginning with our filing on Form 10-K for the year ended December 31, 2006. We will include time charter equivalent revenues in an "other data" section at the bottom of the table of selected financial data. We will also include a reconciliation of time charter equivalent revenues to shipping revenues in a footnote to the table of selected financial data.

Management's Discussion and Analysis
- Income from Vessel Operations, page 52

SEC Comment

4.

We note your response to our prior comments 7 and 10 that you do not believe you need to include a reconciliation of "TCE Revenues" in Note D to the financial statements and therefore do not intend to revise MD&A to include a cross reference to the reconciliation of the measure. As discussed below in our other comment on Note D, we believe a reconciliation of "TCE Revenues" should be included in Note D and continue to believe that your MD&A section should be revised to include a cross reference to the note in which the reconciliation of these measures to the related GAAP measure will be included. Please revise your filing accordingly.

OSG Response

We will comply with your request in all future filings. Please note that the requested change to reconcile time charter equivalent revenues to shipping revenues in Note D to the financial statements will be included in the Company's Form 10-Q for the quarter ended June 30, 2006. In addition, we will add a cross reference in the income from vessel operations section of MD&A in the Company's Form 10-Q for the quarter ended June 30, 2006 to the footnote in which such reconciliation to the related GAAP measure is included.

Financial Statements
Statements of Operations, page 70

SEC Comment

5.

We note from your response to our prior comment 10 that you believe your current presentation of Time Charter Equivalent Revenues on the face of the Statements of Operations is appropriate. It is our current position that presentation of a measure such as Time Charter Equivalent Revenue on the face of the income statement is not in accordance with generally accepted accounting principles or Regulation S-X. We continue to believe that there is no basis for classifying voyage expenses differently than other ship operating expenses such as vessel expenses and time and bareboat charter hire expenses which are included in ship operating expenses in your financial statements. Also, since there appears to be no basis for classifying revenues net of voyage expenses pursuant to EITF 99-19, as previously requested, please revise your financial statements to reflect revenues on a gross basis and to classify voyage expense as a component of ship operating expenses. Please note that we will not object to management's use of the measure "time charter equivalent revenues" for purposes of assessing the operating performance of the Company's segments or for purposes of the Company's MD&A discussion if this measure is used by management in evaluating the Company's operating performance.

OSG Response

We will comply with your request in future filings. Please note that the requested change to include voyage expenses as a component of operating expenses for all periods presented in the consolidated statement of operations will be reflected in the Company's Form 10-Q for the quarter ended June 30, 2006.

Statements of Cash Flows, page 71

SEC Comment

6.

We note from your response to our prior comment 12 that you believe your presentation of payments for drydocking as an investing activity in the statements of cash flows is appropriate. We continue to believe, however, that you should present the cash flows related to drydocking payments as an operating activity. There are currently two allowable methods for companies to use in accounting for drydocking costs; expense as incurred or capitalize and amortize over the drydocking cycle. There should not be a benefit regarding presentation in the statement of cash flows for choosing one method over the other, and if you had chosen to expense these costs as incurred they would be included in cash flow from operations. Accordingly, please revise to present the cash flows related to drydocking payments as an operating activity.

OSG Response

We will comply with your request in future filings. Please note that the requested change to reclassify payments for drydocking as a component of net cash provided by operating activities for all periods presented in the consolidated statements of cash flows will be reflected in the Company's Form 10-Q for the quarter ended June 30, 2006. The Company does not believe that this change is material to the financial statements. The effect of the change and its relationship to net cash provided by operating activities is as follows (dollars in thousands):

Period	Percentage	Payments for drydockings	Reported net cash provided by operating activities
Year 2005	3.7%	$ 16,899	$ 452,046
Year 2004	5.6%	22,354	396,825
Year 2003	2.6%	5,971	230,750
Q-1 2005	2.7%	2,629	97,154

The Company also considered qualitative factors and determined that the change had no effect on the trend in net cash flows from operating activities. We noted that most analysts judge the financial strength or liquidity of the Company based on debt to capital ratios and available cash resources, which would not be affected by the categorization of payments for drydockings. Further, the change has no effect on free cash flow, which is calculated as operating cash flows reduced by capital expenditures, including payments for drydockings.

Notes to the Financial Statements
Note A. Summary of Significant Accounting Policies
9. Revenue and Expense Recognition

SEC Comment

7.

We note from your response to our prior comment 13 that you believe your expense recognition policy for voyage expenses is in compliance with EITF 91-9. However, we continue to believe that your expense recognition policy for voyage expenses does not comply with this guidance, since voyage expenses should be expensed as incurred not recognized ratably over the voyage. There does not appear to be a basis under GAAP or more specifically under EITF 91-9 for accounting for voyage expenses differently than other ship operating expenses such as vessel expenses and time and bareboat charter hire expenses. Please revise your financial statements for all periods presented to recognize voyage expenses as incurred.

OSG Response

Except for port costs, there is no difference in recognizing voyage costs ratably over the voyage or as incurred. The effect of applying the staff's recommendation on accounting for voyage expenses on income before federal income taxes and voyage expenses as reflected in the company's consolidated statements of operations is as follows (in thousands):

Period	Effect of change - increase (decrease) in income before federal income taxes	Reported income before federal income taxes	Reported voyage expenses
Year 2005	$ 92	$ 463,719	$ 38,641
Year 2004	60	481,014	21,254
Year 2003	6	168,153	22,984

Q-1 2006	266	123,134	10,917
Q-4 2005	78	116,143	12,192
Q-3 2005	180	72,765	8,443
Q-2 2005	(203)	110,638	9,786
Q-1 2005	37	164,173	8,220
Q-4 2004	222	195,801	4,880
Q-3 2004	(179)	101,221	4,065
Q-2 2004	(201)	69,304	7,160
Q-1 2004	218	114,688	5,149

Based on the above, the Company has concluded that the effect of this change in accounting for voyage expenses is not material to any period presented and, therefore, will not revise prior period financial statements.

Please note that beginning with its filing on Form 10-Q for the period ended June 30, 2006, the Company will modify the disclosure of its accounting policy for the recognition of voyage revenues and expenses to clearly state that the impact of recognizing voyage costs ratably over the length of each voyage is not materially different from a method of recognizing such costs as incurred. The Company will further disclose that this change had no material effect on operating results for any prior period presented.

Note C. Acquisition of Stelmar Shipping Ltd.

SEC Comment

8.

We note from your response to our prior comment 15 that you do not intend to comply with our comment and remove the pro forma time charter equivalent revenue information from this note. We continue to believe that the GAAP revenue measure (i.e., gross revenues), rather than the non-GAAP measure, TCE revenues, should be presented in this note to be consistent with your revised financial statement presentation. Also, see our related comment above relative to your statement of operations.

OSG Response

No supplemental response.

Note D. Business and Segment Reporting

SEC Comment

9.

We note from your response to our prior comment 16 that you will include a reconciliation of "income from vessel operations" for the reportable segments to the amount of "income from vessel operations" as shown in the consolidated statements of operations. As required by paragraph 32 of SFAS No. 131, the total of the reportable segments' measures of profit or loss should be reconciled to the consolidated income before taxes, extraordinary items, discounted operations, and the cumulative effect of changes in accounting principles. Because "income from vessel operations" is your only segment measure of profit or loss, it should be reconciled in Note D to income before taxes rather than the corresponding "income from vessel operations" line item on the statement of operations. Also, as previously requested, a reconciliation of the measure "time charter equivalent revenues" to the Company's consolidated total revenues will be required as result of changes required in your statements of operations as a result of our prior comment outlined above.

OSG Response

We will comply with your request in future filings. Please note that the requested change to reconcile time charter equivalent revenues to shipping revenues in Note D to the financial statements will be included in the Company's Form 10-Q for the quarter ended June 30, 2006.

Note F. Joint Ventures, Equity Method Investments and Pooling Arrangements

SEC Comment

10.

We note from your response to our previous comment 18 that distributions from Panamax International are made relative to the earnings capabilities of the vessels and are not based on ownership interest. However, we are still unclear as to why you are not accounting for the results of operations of Panamax International using the equity method of accounting. Please provide us your basis, including the relevant technical accounting literature, for not accounting for this 50% owned entity using the equity method of accounting. Include in your response an explanation of how the Panamax International pool is managed, including the nature of each of your responsibilities for the pool. Also, we note your disclosure in Note F states that nine of your Panamax vessels are included in the thirteen vessel pool, whereas your response to comment 18 indicates that the pool includes only five of your vessels. Please resolve this inconsistency.

OSG Response

No supplemental response.

Note N. Leases
- Charters-out

SEC Comment

11.

We have reviewed your responses to our prior comment numbers 21 and 22 in which you explain your rationale for capitalizing the payments made to cancel the purchase options associated with certain vessels during 2005. However, given that the payments were made to terminate past contractual arrangements and do not improve the vessels in any manner or extend their useful lives, we continue to believe these payments should have been expensed rather than capitalized as part of the costs of the vessel. Furthermore, we do not believe that the fact that the book values of the vessels at the time the payments were made plus the amounts paid to cancel the options, were less than the related fair values of the vessels, provides justification for the treatment used. Furthermore, we are unclear as to "probable future benefit obtained" as a result of making these payments, since one of these vessels was sold shortly after making the related option termination payment. As a result, we do not believe recognition of an asset in accordance with the guidance in Concept Statement No. 6 is appropriate. Accordingly, please revise to reflect the $2,485,000 and $5,500,000 payments made during 2005 as expenses rather than as additions to the costs of the related vessels.

OSG Response

The Company advises the staff that it does not believe that the effect of expensing the payments made is material to its financial statements. The Company analyzed the materiality of expensing such payments on reported results and future periods as follows (in thousands):

Period	Percentage	Effect of change - increase (decrease) in income before federal income taxes	Reported income before federal income taxes
Year 2005	(0.5%)	$ (2,485)	$ 463,719
Q-1 2006	0.1%	152	123,134
Q-4 2005	(2.1%)	(2,485)	116,143
Q-3 2005	-	-	72,765
Q-2 2005	4.8%	5,344	110,638
Q-1 2005	(3.3%)	(5,344)	164,173

The effect of expensing these payments is not material to any previously reported quarter or annual period and is not material to the trend of quarterly income before federal income taxes. The effect is also not material to the reported amount for vessels, which was in excess of $2 billion at December 31, 2005, as reflected on the Company's consolidated balance sheet. Further, in making our evaluation of materiality, we noted that the impact of expensing the payment with respect to the Eclipse would have affected only the first and second quarters of 2005 and would have had offsetting impacts. Further, the impact of expensing these payments would not have prevented the Company from meeting analysts' expectations for operating results or our complying with any of our loan covenants.

Based on these factors, the Company believes that a restatement of the financial statements for these changes is not warranted. We agree, to the extent that the Company enters into similar transactions in the future, to expense payments made to cancel purchase options.

Quarterly Report on Form 10-Q for the Quarter ended March 31, 2006
Management's Discussion and Analysis
General and Administrative Expenses

General

SEC Comment

12.	Please address our comments with respect to the Company's Annual Report on Form 10-K in an amendment to the Company's quarterly report on Form 10-Q, where applicable.

OSG Response

We will comply with the staff's comments and revise our financial statements and disclosures in all future filings beginning with our Form 10-Q for the period ended June 30, 2006.

SEC Comment

13.

We note the disclosure indicating that general and administrative expenses increased by approximately $3,400,000 during the first quarter of 2006 due to the recognition of targeted cash incentive compensation ratably over 2006 whereas in prior years such incentive compensation was recognized in the fourth quarter. Please tell us why you changed your expense recognition policy with respect to these compensation arrangements and explain why you believe both your prior and current treatment are appropriate. As part of your response, please indicate the terms of the arrangements under which these cash compensation payments are required and tell us the amount of compensation expense that was recognized in the fourth quarter of 2005 in connection with these compensation arrangements. We may have further comment upon receipt of your response.

OSG Response

No supplemental comments.

Form 8-K furnished March 1, 2006, November 3, 2005, August 5, 2005 and May 5, 2005

SEC Comment

14.

We note from your response to our prior comment 26 that you have included a reconciliation of income from vessel operations for the reportable segments to the directly comparable financial measure included in the statements of operations. Please revise your reconciliation in future filings to reconcile to consolidated income before income taxes, extraordinary items, discontinued operations, and the cumulative effect of changes in accounting principles. Additionally, consistent with our comment on removing TCE Revenue form the face of the statements of operations, please include a reconciliation of the measure "time charter equivalent revenues" to the Company's consolidated total revenues in future earnings releases filed on Form 8-K.

OSG Response

We will comply with your request in future filings. Please note that the requested change to include a reconciliation of time charter equivalent revenues to shipping revenues as reflected in the consolidated financial statements will be included in the Company's Form 8-K disclosing the Company's financial results for the quarter ended June 30, 2006.

If you want to discuss any of the matters contained in this letter, please feel free to contact me at (212) 578-1839.

Sincerely,

/s/Myles R. Itkin

Myles R. Itkin
Executive Vice President, Chief Financial Officer
      and Treasurer

cc:	Morten Arntzen Audit Committee James I. Edelson Jerry L. Miller Peter Samuels (Proskauer Rose LLP) Bruce Baylson (Ernst & Young LLP)